                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                 Annual Report Pursuant to Section 15 (d) of the
                         Securities Exchange Act of 1934


(Mark One)

       Annual Report pursuant to Section 15 (d) of the Securities Exchange Act of 1934
X      (No Fee Required)
------

       For the fiscal year ended December 31, 1999


                                       OR

       Transition report pursuant to Section 15 (d) of the Securities Exchange Act of 1934 (No Fee Required)
------

           For the transition period from ___________ to ____________

                        Commission File number 000-21561

--------------------------------------------------------------------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



                        MIAMI COMPUTER SUPPLY CORPORATION
                           401 (k) PROFIT SHARING PLAN

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        MIAMI COMPUTER SUPPLY CORPORATION
                          4750 Hempstead Station Drive
                               Dayton, Ohio 45429

                                  EXHIBIT INDEX


Exhibit No.
-----------
    23          Consent of PricewaterhouseCoopers LLP

MIAMI COMPUTER SUPPLY CORPORATION
401(k) PROFIT SHARING PLAN
TABLE OF CONTENTS
--------------------------------------------------------------------------------

                          INDEX TO FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES
                           --------------------------


                                                                                  PAGE(S)
                                                                                  -------
Report of Independent Accountants                                                       2

Financial Statements:

       Statement of Net Assets Available for Plan Benefits as of
         December 31, 1999 and 1998                                                     3

       Statement of Changes in Net Assets Available for Plan Benefits
         for the years ended December 31, 1999 and 1998                                 4

       Notes to Financial Statements                                                 5-10

Supplemental Schedules:*

       Schedule of Assets Held for Investment Purposes as of
         December 31, 1999                                                     Schedule I

       Schedule of Reportable Transactions
         for the year ended December 31, 1999                                 Schedule II




* Other schedules required by Section 2520-103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and
Administrator of the Miami Computer Supply
Corporation 401(k) Profit Sharing Plan


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Miami Computer Supply Corporation 401(k) Profit Sharing Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years ended December 31, 1999 and 1998, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). These supplementary schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Cincinnati, Ohio
June 9, 2000

MIAMI COMPUTER SUPPLY CORPORATION
401(k) PROFIT SHARING PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
-------------------------------------------------------------------------------


                                                           DECEMBER 31,
ASSETS                                                 1999          1998
                                                  ------------   -----------
Investments at fair market value (Note 3)         $ 14,935,276   $ 3,424,991

Participant loans                                      192,263             -
                                                  ------------   -----------

     Total investments and participant loans        15,127,539     3,424,991
                                                  ------------   -----------

Contributions receivable:
  Participants                                         124,251        50,544
  Employer                                             295,125       140,047
                                                  ------------   -----------

     Total contributions receivable                    419,376       190,591
                                                  ------------   -----------

Cash                                                       143             -
                                                  ------------   -----------

     Total assets                                   15,547,058     3,615,582
                                                  ------------   -----------

LIABILITIES
  Excess contributions refundable to employees          40,729             -
                                                  ------------   -----------
     Total liabilities                                  40,729             -
                                                  ------------   -----------

Net assets available for plan benefits            $ 15,506,329   $ 3,615,582
                                                  ------------   -----------
                                                  ------------   -----------


   The accompanying notes are an integral part of these financial statements.

MIAMI COMPUTER SUPPLY CORPORATION
401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
--------------------------------------------------------------------------------


                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                 1999          1998
                                                             -----------   -----------
SOURCES OF ASSETS
  Employee contributions and rollovers                       $ 9,720,664   $   732,675
  Employer contributions                                         295,125       145,649
                                                             -----------   -----------

                                                              10,015,789       878,324
                                                             -----------   -----------


Investment income:
  Income from pooled separate accounts                               -         501,043
  Net appreciation in fair market value of investments         2,516,605        24,345
  Interest and dividends                                         613,512           -
                                                             -----------   -----------

     Total investment income                                   3,130,117       525,388
                                                             -----------   -----------

     Total sources of assets                                  13,145,906     1,403,712
                                                             -----------   -----------


APPLICATIONS OF ASSETS
  Benefit payments and withdrawals                             1,255,159        53,223
                                                             -----------   -----------

     Total applications of assets                              1,255,159        53,223
                                                             -----------   -----------

Increase in net assets available for plan benefits            11,890,747     1,350,489

Net assets available for plan benefits - beginning of year     3,615,582     2,265,093
                                                             -----------   -----------

Net assets available for plan benefits - end of year         $15,506,329   $ 3,615,582
                                                             -----------   -----------
                                                             -----------   -----------



   The accompanying notes are an integral part of these financial statements.

MIAMI COMPUTER SUPPLY CORPORATION
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     The following description of the Miami Computer Supply Corporation (MCSC or the Company) 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL
     The Plan is a defined contribution plan covering all full-time employees of the Company who have one year of service and are age twenty-one or older. The Plan was established January 1, 1987 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

     INVESTMENT FUNDS
     The Plan allows active participants to elect how their contributions will be directed among investments options offered by the Plan. As of December 31, 1999, investment options offered by the Plan were as follows:
     Firstar Treasury Fund, Dean Balanced Fund, Fixed Income Fund, Dean International Fund, Dean Large Cap Fund, Dean Small Cap Fund, Fidelity Equity Growth Fund, Fidelity High Yield Fund, Fidelity Technology Fund and Fidelity Mid-Cap Fund. In addition, participants may elect to invest in the common stock of MCSC.

     CONTRIBUTIONS AND FUNDING
     All eligible employees of the Company may defer a portion of their compensation by making tax-deferred contributions. Participants may elect to contribute up to 20% of their eligible compensation.

     Each year, the Company may elect to make a discretionary matching contribution equal to a percentage of each participant's contributions. All eligible participants must be employed on the final day of the year in order to receive any such contribution. For the year ended December 31, 1999, participant contributions were matched by a Company contribution of 10,090 shares of employer stock with a fair value of $295,125.
     The 1998 employer contribution consisted of cash and was $145,649.

     Additionally, each year, the Company may elect to make a discretionary profit sharing contribution to the participant accounts, which equals between 1%-15% of eligible employees' compensation during the Plan year. No profit sharing contribution was made during the years ended December 31, 1999 and 1998.

     VESTING
     Participants are immediately vested in their contributions plus earnings thereon. Company matching contributions vest in increments of one-third each year over a three-year period beginning on the participant's original eligibility date.

     A participant becomes vested in his or her account (i) upon either the attainment of retirement age or the third anniversary of his or her initial participation date (if within three years of retirement age), whichever is later, (ii) upon satisfaction of early retirement requirements (attainment of age 55 and three years of vested service), (iii) in the event of death or disability, or (iv) upon Plan termination. Upon termination of employment, a participant is entitled to full distribution of his or her contributions and all vested Company matching contributions; all non-vested Company matching contributions are forfeited. These forfeitures are used to reduce future Company contributions.

     PARTICIPANT ACCOUNTS
     A participant may withdraw his or her participant contributions and any earnings thereon during his or her employment in the case of "hardship" (as defined by the Plan). This withdrawal is subject to a 10% additional tax if the participant is under age 59 1/2. The participant may not withdraw any Company matching contribution until he or she terminates employment with the Company.

     LOANS
     Participants may borrow from their accounts equal to a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the prime rate. Principal and interest are paid ratably through monthly payroll deductions.

     TERMINATION OF THE PLAN
     It is the present intention of the Company to continue the Plan indefinitely. However, the Company reserves the right to terminate the Plan at any time by action of the Board of Directors. In the event of Plan termination, participants will become fully vested in their accounts.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The financial statements of the Plan are prepared under the accrual basis of accounting.

     INVESTMENT VALUATION AND INCOME RECOGNITION
     The Plan's investments are stated at fair value. The fair value of the underlying investments are based on quoted market prices.

     Gains and losses are reported under the current value method which calculates realized gains and losses as proceeds less the current value of the security sold as of the beginning of the year (or acquisition cost if acquired during the year). Unrealized gains and losses are calculated as the current value of investments held at the end of the year less their current value as of the beginning of the year (or acquisition cost if acquired during the year).

     PLAN EXPENSES
     Expenses associated with the administration of the Plan may be paid by the Plan if not previously paid by the Company. All significant administrative expenses of the Plan for the years ended December 31, 1999 and 1998 have been paid by the Company.

     PAYMENTS TO WITHDRAWING PARTICIPANTS
     The Plan records payments to withdrawing participants at the time of disbursement.

     ROLLOVER CONTRIBUTIONS AND TRANSFERS
     Participant rollover contributions and transfers from other defined contribution plans are included as participant contributions in the Statement of Changes in Net Assets Available for Plan Benefits.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates.

3.   INVESTMENTS

     The following presents investments that represent 5% or more of the Plan's investments:


                                                         DECEMBER 31,
                                                       1999         1998
                                                  ------------   -----------
     Participant-Directed:
       Firstar Treasury Fund                      $  1,120,035   $         -
       Dean International Fund                         778,365             -
       Dean Small Cap Fund                             737,272             -
       Fidelity Equity Growth Fund                   4,082,352             -
       Fidelity Technology Fund                      3,526,491             -
       Fidelity Mid-Cap Fund                         1,628,543             -
       Allamerican Variable-Annuity Contracts                -     1,385,578
       Aetna Series Money Market Fund                        -       184,509
       Aetna Index Plus Large Cap Fund                       -       232,587
       Fidelity Growth Opportunities                         -       216,511
       Janus Worldwide Fund                                  -       330,831
       Neuberger Berman Genesis Trust                        -       726,495
       American Century Ultra Fund                           -       331,903

     Non-participant Directed:
       Employer Stock                                1,077,956       149,281


     During 1999 and 1998, the Plan's investment (including investments bought, sold and held during the year) appreciated in value by $2,516,605 and $24,345, respectively, as follows:

                                                         YEAR ENDED
                                                         DECEMBER 31,
                                                       1999         1998
                                                  ------------   -----------
     Employer Stock                               $    497,154   $    24,345
     Mutual Funds                                    2,019,451             -
                                                  ------------   -----------

                                                  $  2,516,605   $    24,345
                                                  ------------   -----------
                                                  ------------   -----------

4.   NON PARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to the investment options which are not exclusively participant directed and relate solely to employer stock are as follows:


                                                         DECEMBER 31,
                                                       1999         1998
                                                  ------------   -----------
     Net assets:
       Assets:
         Employer Stock                           $  1,077,956   $   149,281
         Employer contributions redeemable             295,125       140,047
                                                  ------------   -----------
                                                  $  1,375,081   $   289,328
                                                  ------------   -----------
                                                  ------------   -----------

                                                              YEAR ENDED
                                                              DECEMBER 31,
                                                            1999         1998
                                                       ------------   -----------
     Changes in Net Assets:
       Contributions                                   $    295,125   $   145,649
       Net appreciation                                     497,154        24,345
       Benefits paid to participants                        (44,909)       (1,986)
       Transfers from participant-directed investments      336,383        45,705
                                                       ------------   -----------

                                                       $  1,083,753   $   213,713
                                                       ------------   -----------
                                                       ------------   -----------

5.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are managed by Dean Investment Associates (Dean). Dean is the trustee as defined by the Plan. In addition, participants may elect to invest in the common stock of MCSC.

6.   TAX STATUS OF THE PLAN

     The Company received its latest favorable determination letter dated March 5, 1998 from the Internal Revenue Service as to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code.

MIAMI COMPUTER SUPPLY CORPORATION
401(k) PROFIT SHARING PLAN
FORM 5500 SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT
PURPOSES
DECEMBER 31, 1999                                                     SCHEDULE I
--------------------------------------------------------------------------------


                                                                           FAIR MARKET
          IDENTITY OF ISSUE           UNITS          UNITS      COST**        VALUE
          -----------------           -----          -----      ------        -----
Firstar Treasury Fund              Mutual Fund      120,035      N/A      $  1,120,035
Dean Balanced Fund*                Mutual Fund       27,598      N/A           280,671
Fixed Income Fund                  Mutual Fund       36,243      N/A           347,934
Dean International Fund*           Mutual Fund       44,465      N/A           788,365
Dean Large Cap Fund*               Mutual Fund       68,904      N/A           737,272
Dean Small Cap Fund*               Mutual Fund       87,589      N/A           769,907
Fidelity Equity Growth Fund        Mutual Fund       57,008      N/A         4,082,352
Fidelity High Yield Fund           Mutual Fund       50,638      N/A           575,750
Fidelity Technology Fund           Mutual Fund       96,510      N/A         3,526,491
Fidelity Mid-Cap Fund              Mutual Fund       87,321      N/A         1,628,543
Miami Computer Supply Company     Common Stock       29,036  $ 566,890       1,077,956
Participant Loans*                    Loans               -          -         192,263
                                                                          ------------

                                                                          $ 15,127,539
                                                                          ------------
                                                                          ------------



*  Party-in-interest
**Historical cost of participant directed investments is a non-required disclosure and is therefore non applicable.

MIAMI COMPUTER SUPPLY CORPORATION
401(k) PROFIT SHARING PLAN
FORM 5500 SCHEDULE H, LINE 4(i) - SCHEDULE OF REPORTABLE TRANSACTIONS*
FOR THE YEAR ENDED DECEMBER 31, 1999                                 SCHEDULE II
--------------------------------------------------------------------------------



    (a) IDENTITY OF PARTY         (b) DESCRIPTION    NUMBER OF    (c) PURCHASE   (d) SELLING    (g) COST OF       (i) NET

           INVOLVED                  OF ASSETS      TRANSACTIONS       PRICE          PRICE       ASSETS(1)       GAIN(1)
           --------                  ---------      ------------       -----          -----       ---------       -------
Miami Computer Supply Company      Common stock          55        $  474,761    $        -      $  474,761     $        -
                                                         34                           69,131         67,062          2,069


(*) This schedule reports those transactions purchased and/or sold during the current year that are in excess of 5% of the fair market value of the Plan's assets as of the beginning of the Plan year as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                   SIGNATURES


MIAMI COMPUTER SUPPLY CORPORATION 401 (k) PROFIT SHARING PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the 401 (k) Profit Sharing Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                  MIAMI COMPUTER SUPPLY CORPORATION
                                  401 (k) PROFIT SHARING PLAN




                                  By: /s/ Ira Stanley
                                  Plan Administrator
                                  June 28, 2000